

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

September 30, 2009

Thurman K. Case
Chief Financial Officer
Cirrus Logic, Inc.
2901 Via Fortuna
Austin, Texas 78746

> **Re: Cirrus Logic, Inc.**
> **Form 10-K for the Fiscal Year Ended March 28, 2009**
> **Filed June 1, 2009**
> **File No. 000-17795**

Dear Mr. Case:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Base Salary, page 23

1.   In future filings, please provide additional disclosure and analysis of how individual performance contributed to base salary compensation for each of your named executive officers. We note in this regard your disclosure in part (i) in the penultimate paragraph on page 22, which indicates that "individual performance" is a significant factor in the determination of named executive officers' base salary. We also note your reference on pages 23 and 24 to the performance of

Dr. Rhodes, Mr. Case and "certain executive officers" when discussing upward adjustments to base salary that were made in fiscal 2008. For example, please disclose what elements of individual performance, both quantitative and qualitative, that the Compensation Committee considered. Also disclose any specific contributions that the Committee used in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. Please refer to Regulation S-K Item 402(b)(2)(vii).

Annual Performance Awards, page 24

2.   We note your disclosure in the last paragraph on page 21 that your "…executive pay program is heavily weighted toward performance-based compensation." However, we note that you have not disclosed the "certain internal performance goals for operating profit margin and revenue growth" that must be achieved in order for your named executive officers to earn their respective semi-annual cash incentive payments. Similarly, we note that you have not included disclosure regarding Mr. Turk's sales performance targets. Please provide such disclosure in your future filings, as applicable. Such revised disclosure should be more detailed and extensive than your disclosure on page 24 and 25 that only discloses the threshold targets and the amounts actually hit by your executives, but rather should include a discussion all levels of performance for each target. To the extent that you believe disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Regulation S-K Item 402(b), please provide us with a detailed explanation supporting your conclusion. If it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b). Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Long-Term Incentives, page 25

3.   Although we note your disclosure of a 50th percentile target to competitive market data for stock option grants, we note minimal discussion and analysis of how you determined specific stock option awards for each named executive officer. In future filings, we would expect to see a more focused discussion that provides substantive analysis and insight into how the Compensation Committee made actual payout determinations for the fiscal year for which compensation is being reported. Specifically, in future filings please disclose how "the individual's position with the Company, current performance, anticipated future contribution based on that performance, and ability to affect corporate and/or business unit

results" contributed to the resultant equity awards. Please refer to paragraphs (b)(1)(iii) and (v) of Regulation S-K Item 402. In your response and in future filings, please also clarify the reasons for differences in the relative size of the grants among the officers. Please understand that discussion of the various items of corporate and individual performance that were considered by you must be accompanied by a complete qualitative and quantitative discussion of how you determined to award each specific form and level of compensation. You should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

Certain Relationships and Related Transactions, page 41

4.	We note your disclosure that the Audit Committee is responsible for the approval of related person transactions. In future filings, please expand your disclosure to more closely conform the requirements of Regulation S-K Item 404(b). For example, please include a discussion of the types of transactions that are covered by such policies and procedures, the standards to be applied pursuant to such policies and procedures and how such policies and procedures are evidenced. In your disclosure, please be sure to indicate those parameters by which your Audit Committee conducts the review of your related person transactions. See Regulation S-K Item 404(b)(1).

*	*	*

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3637 with any other questions.

Sincerely,

Jay Mumford
Senior Attorney